SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549



**Amendment No. 1 to Form CB filed November 18, 2002**

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



Securities Act Rule 801 (Rights Offering) [ ]

Securities Act Rule 802 (Exchange Offer) [X ]

Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]

Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]

Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 108(b)(8) [ X ]

ClubLink Corporation
(Name of Subject Company)

ClubLink Corporation
(Translation of Subject Company's Name into English (if applicable))



Ontario, Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Tri-White Corporation
(Name of Person(s) Furnishing Form)

Common Shares and
6% Convertible Subordinate Debentures Due 2008
(Title of Class of Subject Securities)

18947K202 (Common Shares)
18947KAA1 (6% Convertible Subordinate Debentures Due 2008)
(CUSIP Number of Class of Securities (if applicable))

Eugene Hretzay, Secretary of Tri-White Corporation,
Suite 1400, One University Avenue
Toronto, Ontario, Canada M5J 2P1
(416) 862-3800

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

November 15, 2002
(Date Tender Offer/Rights Offering Commenced)

## PART I

## INFORMATION SENT TO SECURITY HOLDERS

**Item 1. Home Jurisdiction Documents**

Offer to Purchase and Circular*
Letter of Transmittal for Common Shares*
Letter of Transmittal for Debentures*
Notice of Guaranteed Delivery for Common Shares*
Notice of Guaranteed Delivery for Debentures*
Notice of Variation of the Offer to Purchase

**Item 2. Informational Legends**

See cover page of the Offer and Circular dated November 15, 2002

* Previously furnished under cover of Form CB dated November 16, 2002

*This document is important and requires your immediate attention. If you are in doubt as to how to deal with this document, you should consult your investment dealer, stockbroker, bank manager, lawyer or other professional advisor.*

# NOTICE OF VARIATION

## of the Offer to Purchase

## Common Shares

## and

## 6% Convertible Subordinate Debentures

## due May 15, 2008 of

# CLUBLINK CORPORATION

By

# TRI-WHITE CORPORATION

This is a notice of variation (the "**Notice**") to the offer (the "**Original Offer**") dated November 15, 2002 by Tri-White Corporation (the "**Offeror**") to purchase all of the common shares (the "**Common Shares**") and 6% convertible subordinate debentures due May 15, 2008 (the "**Debentures**") of ClubLink Corporation ("**ClubLink**") issued and outstanding at any time during the Offer Period. The Original Offer, as varied in the manner described in this Notice, is referred to herein as the "**Offer**". Unless the context requires otherwise, capitalized terms used herein but not defined in this Notice have the respective meanings set out in the Original Offer and accompanying Circular, as amended by this Notice.

THE OFFER HAS BEEN AMENDED BY THE DELETION OF THE MINIMUM DEPOSIT CONDITION FOR THE COMMON SHARES CONTAINED IN PARAGRAPH (a) OF SECTION 5 OF THE ORIGINAL OFFER, AND BY THE DELETION OF THE CONDITION CONTAINED IN PARAGRAPH (p) OF SECTION 5 OF THE ORIGINAL OFFER RELATING TO DUE DILIGENCE ACCESS. SEE SECTION 2 OF THIS NOTICE, "**CONDITIONS**" FOR THE FULL TEXT OF THE AMENDMENTS.

**Holders of Common Shares or Debentures wishing to accept the Offer must properly complete and duly execute the applicable Letter of Transmittal which accompanied the Original Offer (which, for Common Shares, is printed on blue paper and which, for Debentures, is printed on yellow paper) or a manually executed facsimile thereof and deposit it, together with certificates representing their Common Shares or Debentures, as the case may be, and all other documents required by the applicable Letter of Transmittal, at any one of the offices of Computershare Trust Company of Canada (the "Depositary") shown on the applicable Letter of Transmittal and on the back page of this Notice, all in accordance with the transmittal instructions in the applicable Letter of Transmittal. Alternatively, Shareholders and Debentureholders may follow the procedure set forth in Section 3 of the Offer, "Manner and Time of Acceptance".**

Questions and requests for assistance may be directed to the Depositary and additional copies of this Notice, the Offer and Circular, the applicable Letter of Transmittal and Notice of Guaranteed Delivery may be obtained, without charge, on request from the Depositary at its office shown in the applicable Letter of Transmittal and on the back page of this Notice. Persons whose Common Shares or Debentures are registered in the name of a nominee should contact their broker, investment dealer, bank, trust company or other nominee for assistance in depositing their ClubLink Securities to the Offer.

---

**The Depositary for the Offer is Computershare Trust Company of Canada.**

**December 9, 2002**

NOTICE TO SHAREHOLDERS AND DEBENTUREHOLDERS NOT RESIDENT IN CANADA

**THE TWH SHARES AND TWH DEBENTURES ISSUABLE PURSUANT TO THE OFFER HAVE NOT BEEN AND WILL NOT BE REGISTERED OR OTHERWISE QUALIFIED FOR DISTRIBUTION UNDER THE LAWS OF ANY JURISDICTION OUTSIDE OF CANADA AND, IN PARTICULAR, HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933. EXCEPT AS PROVIDED IN THE OFFER, NO TWH SHARES OR TWH DEBENTURES WILL BE DELIVERED TO ANY PERSON WHO IS, OR WHO APPEARS TO THE OFFEROR OR THE DEPOSITARY TO BE, A RESIDENT OF ANY FOREIGN JURISDICTION (A "NON-CANADIAN SHAREHOLDER OR DEBENTUREHOLDER"), UNLESS IT IS ESTABLISHED TO THE SATISFACTION OF THE OFFEROR, WHOSE DETERMINATION SHALL BE FINAL AND BINDING, THAT THE TWH SHARES OR TWH DEBENTURES MAY BE LAWFULLY DELIVERED IN SUCH JURISDICTION WITHOUT FURTHER ACTION BY THE OFFEROR AND WITHOUT SUBJECTING THE OFFEROR TO ANY REGISTRATION, REPORTING OR OTHER SIMILAR REQUIREMENT. SEE SECTION 14 OF THE OFFER, "SHAREHOLDERS AND DEBENTUREHOLDERS NOT RESIDENT IN CANADA".**

**The Offer is made for the securities of a foreign issuer. The Offer is subject to Canadian disclosure requirements that are different from disclosure requirements in the United States. Financial statements, if any, included in this document have been prepared in accordance with Canadian generally accepted accounting standards and may not be comparable to the financial statements of United States companies.**

**Shareholders and Debentureholders should be aware that the purchase and sale of Common Shares and Debentures pursuant to the Offer may have tax consequences both in the United States and Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein.**

**The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely by the facts that the Offeror is organized pursuant to the *Canada Business Corporations Act*, that some or all of its officers and directors may be residents of a foreign country and that a portion of the assets of the Offeror and of said persons may be located outside the United States. The enforcement by investors of civil liabilities under United States federal securities laws may also be affected adversely by the facts that ClubLink is located in Canada and that all of its officers and directors are residents of Canada, and that all of the assets of ClubLink are located outside the United States. It may be difficult to compel a Canadian company and its affiliates to subject themselves to a U.S. court's judgment.**

**Investors should be aware that the Offeror or its affiliates, directly or indirectly, may bid for or make purchases of Common Shares or Debentures or securities convertible into Common Shares or Debentures during the period of the Offer, as permitted by applicable laws or regulations of Canada or its provinces or territories.**

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY ANY SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF SUCH TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

**All references to currency amounts in the Offer, including the Summary preceding it, and the Circular are in Canadian dollars, unless otherwise specifically indicated. As at December 6, 2002, the Bank of Canada noon exchange rate was U.S. $1.00 = Cdn. $1.5657.**

This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made to, nor will deposits be accepted from or on behalf of, holders of Common Shares or Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Common Shares or Debentures in any such jurisdiction.



4

# NOTICE OF VARIATION

TO: THE HOLDERS OF COMMON SHARES AND DEBENTURES

This Notice amends and supplements the Offer and the accompanying Letters of Transmittal and Notices of Guaranteed Delivery in the manner described in this Notice. Except as otherwise set forth in this Notice, the information, terms and conditions in the Offer continue to be applicable in all respects and this Notice should be read in conjunction with the Offer and Circular, provisions of which (as hereby amended) are incorporated herein by reference.

## 1. Variation of the Offer

The Offeror has amended the Original Offer by (i) the deletion of the minimum deposit condition for the Common Shares and the variation of the minimum deposit condition for the Debentures by deleting the Minimum Share Condition contained in paragraph (a) and (ii) the deletion of the condition contained in paragraph (p) of section 5 of the Original Offer.

## 2. Conditions

The Offer remains subject to all the conditions contained in section 5 of the Offer, "**Conditions**", other than those conditions below that have been deleted, added or modified by the Offeror.

The Offeror hereby amends the Offer as follows:

Paragraph (a) under section 5 of the Offer, "Conditions" is hereby deleted in its entirety.

Paragraph (p) under section 5 of the Offer, "Conditions" is hereby deleted in its entirety.

For greater certainty, the Offer for the Debentures remains subject to the Minimum Debenture Condition specified in paragraph 5(b) of the Offer. The Offeror also notes that the board of directors of ClubLink has indicated in its directors' circular dated December 2, 2002 (the "Directors' Circular") that it has resolved to amend ClubLink's shareholder rights plan so that it will expire on the day before the scheduled expiry of the Offer. Therefore, upon such expiry, the conditions contained in paragraphs (i) and (j) of section 5 of the Original Offer will have been satisfied.

## 3. Change in Information in the Offer and Circular

*Background to the Amended Offer*

On December 2, 2002, ClubLink mailed to its securityholders the Directors' Circular relating to the Offer. On December 3, 2002 the Offeror issued a press release commenting on the Directors' Circular. The press release responded to certain allegations of ClubLink that the Offer was, among other things, financially inadequate and coercive and commented on certain disclosure in the Directors' Circular. In particular, the Offeror noted the following specific items:

(a) Shareholders, holding approximately 40% of the Common Shares, have indicated their current intention not to tender their Common Shares to the Offer. Given this fact, all other Shareholders, if they so choose, may effectively elect to receive all cash for their Common Shares provided such Shareholders act in accordance with their stated intention. In the Offeror's view, this renders meaningless the assertions of ClubLink that the implied value of the Offer is well below market and that the Offer is coercive;

(b) Shareholders who choose to receive TWH Shares pursuant to the Offer will enjoy the superior dividend yield on the TWH Shares, which is currently at 4% versus 1.4% for ClubLink. Furthermore, such Shareholders will benefit from the value the Offeror believes it can create in ClubLink;

(c) In the Offeror's view, the Offer represents fair value. When the Offeror first invested in ClubLink, the stock had been in decline for more than 5 years and was trading in the $5.00 range. Since purchasing 5,000,000 Common Shares in September 2001, and gaining representation on the board of directors of ClubLink, the Offeror has been instrumental in introducing a regular dividend. In addition, as previously noted, the Offer represents a 14% premium over the market for Common Shares immediately prior to the announcement of the Offer;

(d) The Offeror announced its intention to make its bid almost 3 months ago. Since then, ClubLink has retained an investment advisor to seek out alternative proposals. No superior proposal has emerged over this period. The Offeror believes this speaks louder than ClubLink's self-serving commentary on the merits of the Offer;

(e) The Offeror is more than a merchant bank. The Offeror believes it has established a record of building long term value for its shareholders. Over the past 5 years the price of TWH Shares has doubled. During the same period, while under the stewardship of ClubLink's current management, Shareholders have lost 40% of their investment;

(f) As documented in the Directors' Circular, senior management at ClubLink has recently taken another step to make substantial improvements to their personal employment arrangements. In the Offeror's view, this is nothing more than a flagrant case of self-enrichment at the expense of Shareholders; and

(g) It is the Offeror's view that the stock price of the Common Shares has been in decline partially because of rising debt levels. With the strength of the Offeror's balance sheet, which currently has no debt, and with the strong cash flow generated from the Offeror's tourist operations, the Offeror believes it can begin to reduce leverage at ClubLink and improve returns for Shareholders.

*Disclosure in the Offer*

The Directors' Circular also alleges that the disclosure contained in the Offer is inadequate in a number of respects. The Offeror believes that the disclosure contained in the Offer, as mailed to ClubLink Securityholders, is accurate and not misleading, and is concerned that the Directors' Circular attempts to convince Shareholders and Debentureholders otherwise. In response to the specific allegations in the Directors' Circular, the Offeror would advise ClubLink Securityholders as follows:

(a) Plans and Proposals for ClubLink

The Directors' Circular states that the Circular fails to provide adequate disclosure of the Offeror's plans and proposals for ClubLink. The Offer clearly discloses that if the Offeror acquires control of ClubLink, the Offeror will complete a full assessment of ClubLink and its assets, corporate structure, capitalization, operations, properties, policies, management and personnel. Until such review is complete, it is premature to advise Shareholders and Debentureholders of the Offeror's plans for ClubLink, as the Offeror does not possess all information necessary to make such fundamental decisions affecting ClubLink. Since ClubLink has on numerous occasions during the course of the Offer refused to allow the Offeror access to conduct due diligence, the Offeror has been denied the benefits that such a review would provide. If the Offeror does not acquire control of ClubLink, it will continue to exercise its influence as a significant Shareholder in order to ensure the success of ClubLink's business and operations.

(b) Changes to the Board of Directors.

The Offeror has not yet determined who its nominees to the board of directors of ClubLink will be, but can assure all ClubLink Securityholders that the board of directors of ClubLink will be composed of individuals whose background and qualifications make them suited to represent the interests of all ClubLink Securityholders. If the Offeror does not gain control of ClubLink, it intends in any event to seek increased representation on the board of directors of ClubLink in keeping with its increased securityholdings.

(c) Pro Ration Provisions

ClubLink asserts that the Offeror will not legally be able to extend the Offer and have multiple take-up dates due to the manner in which the Offeror has indicated it will pro-rate its cash and share consideration. The Offeror disclosed in the Offer that it will only extend the Offer if it is able to do so in a manner that complies with all applicable securities laws.

In any event, the Directors' Circular has disclosed that the directors and management of ClubLink (excluding K. (Rai) Sahi and Don Turple), who collectively hold approximately 21% of the Common Shares and Southwest Sun Inc., which holds approximately 18% of the Common Shares, currently intend not to tender their respective Common Shares to the Offer. As a result, in accordance with the pro-ration formula disclosed in the Offer, all other Shareholders will be entitled to receive, if they so choose, all cash for the Common Shares that they tender to the Offer, thereby rendering meaningless ClubLink's theoretical concern with the pro-ration provision.

(d) Risk Factors

The Offeror is of the view that Schedule A to the Offer discloses the risks that a ClubLink Securityholder should be aware of in connection with an investment in Tri-White securities. When read together with the risks disclosed by ClubLink in its publicly filed disclosure documents, the Offeror is of the view that all material risks and uncertainties have been disclosed.

(e) Misleading Debentureholders

ClubLink has advised that it is not of the view that the consent solicitation of Debentureholders for the purpose of gaining approval to an amendment to the terms of the Debentures is valid. The Offeror's review of the Trust Indenture discloses no express prohibition on the solicitation of Debentureholders in this manner, and the Offeror does not believe that a court of competent jurisdiction would interpret the Trust Indenture in the manner suggested by ClubLink, for to do so would require the court to "read into" the contract a non-existent provision which runs counter to the plain language of the Trust Indenture.

(f) Tax issues relating to the acquisition of the Debentures

The Offeror disagrees with the assertion that if the Offeror acquires 50.1% of the Common Shares, the TWH Debentures have a value of only $591 to $644 per $1,000 principal amount. Furthermore, as the Offeror and the holders of the Debentures deal with each other at arm's length, the Offeror will likely acquire the Debentures at a cost at least equal to the value of the Debentures, the mid-range value provided by BMO Nesbitt Burns Inc. being $805, or alternatively, at a cost equal to the principal amount of the TWH Debentures, and not the value of the TWH Debentures. Consequently, the Offeror will likely acquire the Debentures at a cost that is in excess of 80% of the principal amount of the Debentures, with the result that the debt forgiveness provisions described in the Director's Circular should not be applicable.

### 4. Manner of Acceptance

The Offer is open for acceptance until the Expiry Time on the Expiry Date or until such time and date to which the Offer may be extended by the Offeror at its sole discretion. Common Shares and Debentures may be deposited pursuant to the Offer in accordance with the provisions of Section 3 of the Original Offer, "Manner and Time of Acceptance".

### 5. Time for Payment

The Offeror will take up and pay for Common Shares and Debentures validly deposited (and not withdrawn pursuant to Section 7 of the Offer) as provided in Section 8 of the Offer, "**Payment for Deposited Common Shares and Debentures**".

### 6. Withdrawal of Deposited Common Shares and Debentures

Holders of Common Shares and Debentures have the right to withdraw their deposited Common Shares and Debentures as set out in Section 7 of the Offer, "**Withdrawal of Deposited Common Shares and Debentures**". The withdrawal of deposited Common Shares and Debentures by or on behalf of a Shareholder or Debentureholder, as applicable, must be effected as set out in Section 7 of the Offer.

## 7. Soliciting Dealer

The Offeror may retain a dealer manager to assemble a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and member firms of the stock exchanges in Canada to solicit acceptances to the Offer. If so retained, the Offeror will pay reasonable and customary fees to the dealer manager and any soliciting dealer, and will provide details of such appointment by way of press release.

## 8. Consequential Amendments

Consequential amendments in accordance with this Notice are deemed to be made where required to the Offer and Circular, the Letters of Transmittal and the Notices of Guaranteed Delivery. Except as varied hereby, all terms of the Offer remain in effect, unamended.

## 9. Statutory Rights

Securities legislation in certain of the provinces and territories of Canada provides Shareholders and Debentureholders with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to the Shareholders and Debentureholders. However, such rights must be exercised within prescribed time limits. Shareholders and Debentureholders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

## APPROVAL AND CERTIFICATE

The contents of this Notice have been approved and the sending, communication or delivery thereof to Shareholders and Debentureholders has been authorized by the board of directors of the Offeror.

The foregoing, together with the Original Offer and Circular contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing, together with the Original Offer and Circular does not contain any misrepresentation likely to affect the value or the market price of the Common Shares or Debentures subject to the Offer.

Dated: December 9, 2002

**TRI-WHITE CORPORATION**

(Signed) K. (RAI) SAHI
Chairman and Chief Executive Officer

(Signed) DONALD W. TURPLE
Chief Financial Officer

On behalf of the Board of Directors of
**TRI-WHITE CORPORATION**

(Signed) JOHN LOKKER
Director

(Signed) FRASER R. BERRILL
Director

**THE DEPOSITARY FOR THE OFFER IS:**

**Computershare Trust Company of Canada**

**By Mail**

P. O. Box 7021
31 Adelaide Street East
Toronto, Ontario
M5C 3H2

Attention: Corporate Actions

**By Hand or by Courier**

100 University Avenue
9th Floor
Toronto, Ontario
M5J 2Y1

**Toll Free: 1-800-564-6253**
**E-Mail: caregistryinfo@computershare.com**

**By Facsimile Transmission: (416) 981-9663**

**Any questions and requests for assistance may be directed by Shareholders and Debentureholders to the Depositary at the telephone number and location set out above.**

## PART II

## INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit "A": Valuation report prepared by BMO Nesbitt Burns Inc. dated November 12, 2002. (previously filed)

## PART III

## CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Tri-White Corporation concurrently with the Form CB.

## PART IV

After the inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Form CB is true, complete and correct.

TRI-WHITE CORPORATION

Dated: December 10, 2002

Name: Eugene Hretsay
Title: Secretary

Doc#: NY5: 817585.1

Error! Unknown document property name.

## EXHIBITS

Exhibit "A": Valuation report of BMO Nesbitt Burns Inc. dated November 12, 2002 (previously filed).